UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 1999

                        Commission File Number: 000-18668


          MAIN STREET AND MAIN INCORPORATED 401(k) PROFIT SHARING PLAN
          ------------------------------------------------------------
                            (Full title of the Plan)


                        MAIN STREET AND MAIN INCORPORATED
                         5050 N. 40th Street, Suite 200
                             Phoenix, Arizona 85018
   ---------------------------------------------------------------------------
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

MAIN STREET AND MAIN INCORPORATED
401(k) PROFIT SHARING PLAN

Index to Financial Statements and Supplemental Schedule
December 31, 1999 and 1998

                                                                            Page
                                                                            ----
Report of Independent Public Accountants                                       1

Financial Statements:

   Statements of Net Assets Available for Benefits as of
     December 31, 1999 and 1998                                                2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1999                                      3

   Notes to Financial Statements                                             4-6

Supplemental Schedule:

   Schedule H, Line 4(i) - Schedule of Assets Held for Investment
     Purposes as of December 31, 1999                                          8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustee of the
Main Street and Main Incorporated 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Main Street and Main Incorporated 401(k) Profit Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of statement of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                        /s/ Arthur Andersen, LLP

Phoenix, Arizona
January 23, 2001

MAIN STREET AND MAIN INCORPORATED
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998

                                                        1999             1998
                                                     ----------       ----------
Investments                                          $5,003,501       $3,885,835
                                                     ----------       ----------
Receivables:
   Employer contribution                                  6,288           19,330
   Participant contributions                             27,120           18,971
                                                     ----------       ----------

          Total receivables                              33,408           38,301
                                                     ----------       ----------

Net assets available for benefits                    $5,036,909       $3,924,136
                                                     ==========       ==========

The accompanying notes are an integral part of these statements.

MAIN STREET AND MAIN INCORPORATED
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999

Additions:
  Additions to net assets attributed to -
    Investment income:
      Net appreciation in fair value of investments                 $   649,785
      Interest and dividends                                            269,716
                                                                    -----------

          Total investment income                                       919,501
                                                                    -----------
    Contributions:
      Participant                                                       624,114
      Employer                                                          100,472
      Rollover                                                        4,261,437
                                                                    -----------

          Total contributions                                         4,986,023
                                                                    -----------

             Total additions                                          5,905,524

Deductions:
  Deductions from net assets attributed to-
    Benefits paid to participants                                      (541,606)
    Transfer of funds                                                (4,251,145)
                                                                    -----------

             Total deductions                                        (4,792,751)
                                                                    -----------

Net increase in net assets                                            1,112,773

Net assets available for benefits, beginning of year                  3,924,136
                                                                    -----------

Net assets available for benefits, end of year                      $ 5,036,909
                                                                    ===========

The accompanying notes are an integral part of this statement.

MAIN STREET AND MAIN INCORPORATED
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 1999 and 1998

1.   DESCRIPTION OF THE PLAN

     a.   GENERAL

     The following description of the Main Street and Main Incorporated 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan was established January 1, 1991, in the form of a savings plan in accordance with Section 401 of the Internal Revenue Code (the Code). The Plan is administered by a plan trustee and a plan administrator appointed by Main Street and Main Incorporated (the Company). Prior to June 1, 1998, the trustee of the Plan was a Vice-President for the Company. Effective June 1, 1998, the President of the Company became trustee for the Plan. Prior to April 1, 1999, Great-West Life & Annuity Insurance Company (Great-West Life) served as the custodian of the Plan's assets. Effective April 1, 1999, Merrill Lynch became trustee for the Plan and the custodian of the Plan's assets.

     b.   PARTICIPATION AND VESTING

     Employees of the Company age 21 or over are eligible for participation upon completion of twelve months employment. Participant contributions are voluntary and are based upon limitations specified in the Plan agreement. The Company's matching contribution is discretionary. For the year ended December 31, 1999, the Company's matching contributions were 25% of the participant's contribution up to the first 6% of eligible compensation. Company contributions vest annually at a rate of 20%. Participant contributions and income earned on participants' investments are immediately vested.

     c.   DISTRIBUTIONS

     Participants may receive payment of their vested account balance in a lump sum distribution or a rollover to an Individual Retirement Account (IRA) or other qualified employer plan upon one of the following events:

          a.   Normal retirement at age 65 or older
          b.   Early retirement
          c.   Participant's death (payment to designated beneficiary)
          d.   Retirement due to permanent disability
          e.   Termination of employment
          f.   Demonstrated hardship

     Upon a participant's withdrawal from the Plan, the non-vested portion of the Company contributions to the participant's account is used to reduce the Company contributions to the remaining participants. The 1999 forfeitures of $5,318 will be used to reduce Company contributions in 2000 and are included in employer contributions receivable on the accompanying 1999 statement of net assets available for benefits.

     d.   EXCESS CONTRIBUTIONS

     Employee contributions include excess contributions which will be refunded to participants subsequent to year-end because they were in excess of maximum contribution levels. A liability for excess contributions payable has been reflected in the statements of net assets available for benefits.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   ADMINISTRATIVE COSTS

     Prior to April 1, 1999, Great-West Life charged a daily fee of 1.25% per annum on the net assets available for benefits to the Plan, which totaled $350 in 1999. The new trustee and custodian, Merrill Lynch, charged administrative fees of $1,200 in 1999. These fees are netted against net realized and unrealized gains on investments shown on the statement of changes in net assets available for benefits.

     b.   INVESTMENT VALUATION

     The Plan's investments are stated at fair market value as determined by Merrill Lynch.

     c.   CONTRIBUTIONS

     Employer and employee contributions are recognized in the period in which they are incurred.

     d.   PAYMENT OF BENEFITS

     Benefits are recorded in the period in which they are paid.

     e.   USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosure of contingent items at the date of the financial statements and the reported amounts of changes in net assets during the reporting periods. Actual results could differ from those estimates.

3.   PARTICIPANT LOANS RECEIVABLE

     On September 1, 1997, the Company amended the Plan agreement to allow participants to borrow from the vested portion of their accounts. Transactions are treated as a transfer to (from) investments at fair value from (to) participant loans receivable. As a result, $192,517 and $147,223 of participant's loan receivable are included in investments as of December 31, 1999 and 1998, respectively. Loans are limited to the lesser of (i) $50,000, reduced by other outstanding loan balances from the Plan to the participant, or (ii) one-half of the present value of the non-forfeitable accrued benefit of the participant. The participant must repay the loan within five years unless the proceeds are used to purchase a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending interest rate on the date (8.5% and 7.75% on December 31, 1999 and 1998, respectively) on the date the loan is processed plus 1%. Principal and interest is paid ratably through payroll deductions.

4.   TERMINATIONS PAYABLE

     Benefits due participants who have terminated their employment and requested payment of those benefits prior to the Plan's year-end, but for which payment was not made until after year-end, are considered terminations payable. Terminations payable at December 31, 1999 and 1998, totaled $21,660 and $11,897, respectively, and are included in investments. These amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

5.   FEDERAL INCOME TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service (IRS) dated September 10, 1992, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan has been amended subsequent to the receipt of this determination letter. The Plan has not requested a new determination letter from the IRS, however, management believes the Plan is currently designed and operated in accordance with the Code. Therefore, management believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

6.   INFORMATION CERTIFIED BY CUSTODIAN

     In accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (ERISA) of 1974 (Section 2520.103-8), the audit and report of independent public accountants need not extend to any statement or information prepared and certified by an insurance company. The Plan's administrator has elected this method of compliance.

     The following information included in the financial statements and supplemental schedules was provided and certified by the Plan's custodian as complete and accurate:

          *  Investments and their related carrying values
          *  Investment income and gains/losses
          *  Schedule of assets held for investment purposes

7.   INVESTMENTS

     Investments that represent five percent or more of total net assets are as follows:

                                                                                  Fair Market Value
                                                                               ----------------------
Identity of Issuer                    Description                              1999              1998
------------------                    -----------                              ----              ----
Merrill Lynch                    Reserves                                   $  254,077         $     --
Managers International           Equity Fund                                   471,689               --
Merrill Lynch                    Fundamental Growth Fund CL A                2,160,228               --
Merrill Lynch                    S & P 500 Index Fund CL A                   1,350,768               --
Twentieth Century Ultra          Aggressive Growth Fund - AG I                      --          736,587
Great-West Life                  Growth Fund - GF II                                --          436,678
Putnam Global Growth Fund        International Fund - IF I                          --          294,702
Great-West Life                  Profile Series Fund I - PS I                       --          724,900
Great-West Life                  Profile Series Fund II - PS II                     --          434,572

     a.   NET APPRECIATION IN FAIR VALUE

     During the period ended December 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $649,785 as follows:

     Mutual Funds                                  $ 650,281
     Common stock                                       (496)
                                                   ---------
                                                   $ 649,785
                                                   =========

8.   SUBSEQUENT EVENT

     Effective January 1, 2000, forfeitures from non-vested funds will be allocated to active participant accounts instead of reducing employer contributions. In addition, effective January 1, 2000, the Company's matching contribution changed to 50% of participant contributions up to the first 4% of eligible compensation.

SUPPLEMENTAL SCHEDULE

MAIN STREET AND MAIN INCORPORATED
401(k) PROFIT SHARING PLAN

EIN #11-2948370 Plan #001

Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes As of December 31, 1999

                                                                                                   Fair Market
            Identity of Issuer                                    Description                         Value
            ------------------                                    -----------                         -----
Cash                                        Cash                                                   $    33,356
*Merrill Lynch Ready Assets Trust           Money Market                                                 3,367
*Merrill Lynch Retirement Reserves          Money Market                                               254,077
*Main Street and Main, Incorporated         Common Stock                                                13,334
*Managers International                     Equity Fund                                                471,689
*Managers International GM                  Equity Fund                                                  2,582
*Merrill Lynch Fundamental Growth           Growth Fund                                              2,160,228
*Merrill Lynch S&P 500 Index                Index Fund                                               1,350,768
*Merrill Lynch Small Cap Index              Small Cap Value Fund                                        24,565
*Merrill Lynch PIMCO Small Cap Index        Small Cap Value Fund                                         8,133
*Lord Abbett Development Growth             Growth Fund                                                247,399
*Merrill Lynch Strategic Dividend           Dividend Fund                                              151,386
*Merrill Lynch Corporate Bond               Bond Fund                                                   90,100
*Various Participants                       Participant loans - interest rates ranging from
                                            8.75% to 9.5% with maturities through 2006.                192,517
                                                                                                   -----------

                  Total assets held for investment purposes                                        $ 5,003,501
                                                                                                   ===========

*    Denotes a party-in-interest.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Main Street and Main Incorporated 401(k)
                                    Profit Sharing Plan


                                    By: /s/ Bart A. Brown, Jr.
                                       -----------------------------------------

                                    Name: Bart A. Brown, Jr.
                                          --------------------------------------

                                    Title: President and Chief Executive Officer
                                          --------------------------------------

Date: February 23, 2001

                                  EXHIBIT INDEX

           Exhibit
           Number              Description
           ------              -----------
              1                Consent of Arthur Andersen, LLP